Mail Stop 6010

October 26, 2007

Raja M. Parvez
President and Chief Executive Officer
Rubicon Technology, Inc.
9931 Franklin Avenue
Franklin Park, Illinois 60131

>   **Re: Rubicon Technology, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 11, 2007**
>   **File No. 333-145880**

Dear Mr. Parvez:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Rubicon Solution, page 53

1.   Please refer to prior comment 20. Please clarify that your belief that your wafers are "best-in-class in terms of quality" is based on a 1994 publication. Please advise us whether there are any more recent publications available that support your belief.

Customers, page 60

2.   Please refer to prior comment 22. Please tell us why you have not filed as an exhibit your agreement with Tera Xtal Technology Corporation.

Statements of redeemable equity and stockholders' equity (deficit), page F-5

3.   We note that you revised your financial statements to record the debit for "accretion of preferred stock to redemption value" against additional paid-in capital. Additionally, we note from page F-33 that you revised the total amount of accretion for the six months ended June 30, 2007. Please tell us, and revise as necessary, why you did not label the financial statements as restated for these changes and provide the disclosures required by SFAS 154. Additionally, tell us why your auditors did not reference this restatement in their audit opinion.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

                        Sincerely,

                        Peggy Fisher
                        Assistant Director

cc (via fax): Scott L. Glickson, Esq.